Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 28, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Mitchell Austin, Staff Attorney
Patrick Gilmore, Accounting Branch Chief
Frank Knapp, Staff Accountant

Re:	Twitter, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-36164

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on March 31, 2017 that relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (File No. 001-36164) that was filed with the Commission on February 27, 2017 (the “Form 10-K”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2016
Selected Financial Data
Non-GAAP Financial Measures, page 41

1.

Please revise to clearly explain how you calculated the tax effects of your non-GAAP Net Income (Loss) adjustments and tell us how you determined that such calculations are consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs.  In this regard, your tax adjustment should include current and deferred income tax expense commensurate with your non-GAAP measure of profitability.  We note a similar presentation in your Form 8-K furnished February 9, 2017 and the fourth quarter Selected Company Metrics and Financials posted on your website.

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The Company respectfully advises the Staff that it believes its calculations are consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs.  The tax effects of the Company’s non-GAAP Net Income (Loss) adjustments were calculated as follows: in jurisdictions where the Company is not and is not expected to be a taxpayer for the foreseeable future and has not recorded a significant tax provision, most notably the U.S. jurisdictions, there are no tax effects for non-GAAP Net Income (Loss) adjustments, and in jurisdictions where the Company is a taxpayer and has recorded a tax provision under U.S. GAAP, the tax effects of the non-GAAP Net Income (Loss) adjustments totaling $2,342,000 were determined as illustrated in the table below.

	Non-GAAP Net Income/(Loss) Adjustments	Income Tax Effects- U.S. (1)	Income Tax Effects- Foreign (2)	Total Tax Effects (3)
	Year ended December 31, 2016 (in thousands)
Stock-based compensation expense	$615,233		1,802	1,802
Amortization of acquired intangible assets	69,338		135	135
Non-cash interest expense related to convertible notes(4)	74,660		-	-
Restructuring charges	101,296		-	-
Pre-acquisition tax expense related to an acquisition (5)	-	405		405
Total	860,527	405	1,937	2,342

(1) No incremental tax expense or benefit was accrued in the U.S. jurisdictions for the non-GAAP adjustments due to the Company's full valuation allowance on its U.S. deferred tax assets and its expectation of not being a material taxpayer in the U.S. for the foreseeable future.

(2) The income tax effects for the non-GAAP adjustments in the foreign jurisdictions include the tax effects related to acquired intangibles and stock-based compensation related to acquisitions. Income tax effects related to restructuring charges incurred in foreign jurisdictions, and stock-based compensation expense not related to acquisitions incurred in foreign jurisdictions, were immaterial ($189,000).

(3) Includes the current and deferred tax effects of the Company’s non-GAAP Net Income (Loss) adjustments.

(4) There are no income tax effects related to non-cash interest expense related to convertible notes as the convertible notes were issued by the U.S. parent entity.

(5) Relates to non-recurring tax expense of the pre-acquisition period of an acquired entity and not a tax effect related to the Company's non-GAAP adjustments.

In the future, consistent with the guidance in Question 102.11 of the Non-GAAP C&DIs and taking into account the materiality of the tax effects of its non-GAAP Net Income (Loss) adjustments, the Company will disclose in a footnote to its Reconciliation of Net Loss to Non-GAAP Net Income (Loss) in its quarterly and annual reports the current and deferred income tax effects of its non-GAAP adjustments as follows (2016 illustrated): The current and deferred income tax effects related to non-GAAP adjustments are comprised of the tax expense related to the amortization of acquired intangible assets in certain foreign jurisdictions, stock-based compensation related to certain foreign acquisitions, and a non-recurring pre-acquisition tax expense incurred in the U.S. related to an acquisition.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 44

2.

You define average daily active user/usage (“DAUs”) for a period as the average of the DAUs at the end of such period.  Please revise to clarify the period used to calculate average DAUs and its relationship to the Daily Active Users Year-over-Year Change chart. For example, explain whether the DAUs used to calculate the year-over-year change for December 2016 are based on the average DAUs for the month of December, the quarter ended December 31 or some other period.

The Company respectfully advises the Staff that average DAU for a period is the number of DAU on each day in the period averaged over the entire period.  For example, average DAU for a quarter is the number of DAU on each day in the quarter averaged over the number of days in such quarter.  To calculate the year-over-year change in DAU, the Company compares the average DAU for the three months ended in the previous year to the average DAU for the three months ended in the current year.  The Company intends to clarify this in its quarterly reports going forward as follows:

Changes in Daily Active Users/Daily Active Usage (DAU). We define daily active users or daily active usage as Twitter users who logged in or were otherwise authenticated and accessed Twitter through our website, mobile website or mobile applications on any given day. Average DAU for a period represents the number of DAUs on each day of such period divided by the number of days for such period. Changes in DAU are a measure of changes in the size of our daily logged in or otherwise authenticated active user base. To calculate the year-over-year change in DAUs, we subtract the average DAU for the three months ended in the previous year from the average DAU for the same three months ended in the current year and divide the result by the average DAU in the previous year.  Prior to reporting results for the third quarter of 2016, we had discussed DAUs and the ratio of monthly active users (MAUs) to DAUs. In those instances, for comparability and consistency with MAUs, DAUs also included users who accessed Twitter through our desktop applications and third-party properties. For additional information on how we calculate changes in DAUs and factors that can affect this metric, see the section titled “Note Regarding Key Metrics.”

3.

In your Q4 2016 Letter to Shareholders, you state that your “other key engagement metrics,” including time spent and total Tweet impressions, remained strong with double-digit year-over-year growth.  Your management also referenced these measures as key metrics in your fourth quarter 2016 earnings call.  On page 11 of the Form 10-K, you state that your financial performance is significantly determined, in part, by increasing users’ overall engagement on your platform as well as the number of ad engagements. However, your engagement metrics appear to focus mainly on ad engagements.  Please disclose time spent and Tweet impressions, or the percentage change in such measures, to understand the impact of platform engagement to your financial performance.  Refer to Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the Company has discussed changes in time spent and Tweet impressions on its earnings calls and in its Letter to Shareholders to add context to the positive trends in user engagement, as reflected by ad engagements and DAU, and user growth, as reflected by MAU. The Company was prompted to address time spent and Tweet impressions when research reports inaccurately reported that these metrics underlying daily use were on the decline. The Company currently believes the actual percentage changes in ad engagements and MAU, and percentage changes in DAU, are the material metrics to promote an understanding of the performance of the Company’s platform against its current strategy. A qualitative discussion of changes in time spent and Tweet impressions provide additional context with respect to those three engagement metrics. The Company does not, however, disclose the actual percentage changes in time spent and Tweet impressions because it believes that the emphasis should be on ad engagements, DAU and MAU in accordance with the guidance provided by Section III.B of SEC Release 33-8350.

In addition, the Company does not expect to discuss Tweet impressions in its Letter to Shareholders or periodic reports going forward, other than for historical reference. According to its current product plans, the Company intends to optimize its products for users in ways that are designed to increase daily and monthly usage but make Tweet impressions an unrepresentative measure of user engagement on the Twitter platform.

4.

On page 44, you disclose that your monthly active users (“MAUs”) for the fourth quarter of 2016 increased by 4% from the fourth quarter of 2015. However, your key metric of DAUs increased by 11% during the same period.  Please explain the reasons for the difference in growth rates for MAUs versus DAUs for the fourth quarter of 2016 and whether you believe the 11% growth rate for DAUs represents a material trend.  We note that in your earnings call on February 9, 2017, management attributed the 11% DAUs growth rate primarily to increased marketing and product changes, but it is unclear whether such factors are unique to the fourth quarter.

The Company respectfully advises the Staff that MAU is a measure of the Company’s logged-in or otherwise authenticated audience and DAU is a measure of the engagement of that audience. DAUs represent a subset of the broader MAU population that is more active on the Twitter platform and the growth rates of the two groups may not always correspond with each other. For the fourth quarter of 2016, the Company’s product strategy was focused on making existing users (i.e., MAUs) more active by improving the relevancy of Tweets sent to them in notifications and in their timelines. The Company believes that these initiatives had a greater effect on more frequent users because, in part, the platform learns more about these users through their interactions with the platform and can do a better job through product improvements providing more relevant content to such users to bring them back on another day.  In addition to the increase in DAU due to marketing and product improvements, organic growth was another driver of the DAU growth rate and a reason for MAU growth as well.

Currently, the Company believes that the positive rate of growth in DAUs is a material trend. Additionally, while marketing and product changes were not unique to the fourth quarter, our level of investment in and success at marketing and product improvements and our focus on DAU or MAU may vary over time.

In the future, the Company intends to address the reasons for such growth and the differential between MAU and DAU growth rates in its quarterly and annual reports.

Form 8-K Furnished February 9, 2017

5.

Throughout your earnings release and in your Form 10-K, you disclose the year-over- year increase in adjusted EBITDA without a comparable discussion for the related GAAP measure. You also present adjusted EBITDA margin and free cash flow without presenting the comparable GAAP measures.  Each of these disclosures appears to place greater prominence on your non-GAAP measures, which is inconsistent with the guidance in Question 102.10 of the Non-GAAP C&DIs. Please revise.

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its first quarter 2017 earnings release, it will ensure that when a non-GAAP financial measure is presented, the most directly comparable financial measure calculated in accordance with GAAP is disclosed with equal or greater prominence in accordance with the Staff’s guidance in the C&DIs.

* * * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 849-3424.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Lisa L. Stimmell

cc: Sean Edgett, Twitter, Inc.

      Katharine A. Martin, Wilson Sonsini Goodrich & Rosati